FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 17, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Third Quarter 2015 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Condensed Consolidated Interim Financial Statements as at September 30, 2015 (Unaudited)

ITEM 1

Cellcom Israel announces

THIRD Quarter 2015 Results
------------------------

Revenues for the third quarter of 2015 totaled NIS 1,032 million

EBITDA1 for the third quarter of 2015 totaled NIS 235 million

Net income for the third quarter of 2015 totaled NIS 40 million

Nir Sztern, Cellcom CEO said: “The third quarter results reflect the fierce competition which is expected to continue. In the past year, Cellcom Israel is leading the price revolution in the landline market despite the difficulties posed by Bezeq, ending the third quarter with approximately 70,000 wholesale market customers and 50,000 households with
Cellcom tv.

The Company reported the signing of an agreement to purchase Golan Telecom which requires the approval of the Ministry of Telecommunications and the Anti-Trust Commissionaire."

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Third Quarter 2015 Highlights (compared to third quarter of 2014):

▪	Total Revenues totaled NIS 1,032 million ($263 million) compared to NIS 1,142 million ($291 million) in the third quarter last year, a decrease of 9.6%

▪	Service revenues totaled NIS 789 million ($201 million) compared to NIS 880 million ($224 million) in the third quarter last year, a decrease of 10.3%

▪	Equipment revenues totaled NIS 243 million ($62 million) compared to NIS 262 million ($67 million) in the third quarter last year, a decrease of 7.3%

▪	EBITDA totaled NIS 235 million ($60 million) compared to NIS 346 million ($88 million) in the third quarter last year, a decrease of 32.1% and excluding a one-time effect[2], a decrease of 22.2%

▪	EBITDA margin 22.8%, down from 30.3% and excluding a one-time effect[2] ,down from 26.4%

▪	Operating income totaled NIS 96 million ($24 million) compared to NIS 190 million ($48 million) in the third quarter last year, a decrease of 49.5% and excluding a one-time effect[2], a decrease of 34.2%

1 Please see "Use of Non-IFRS financial measures" section in this press release.

2 The results for the third quarter of 2014 include a one-time positive effect regarding a reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million ($11 million).

▪	Net income totaled NIS 40 million ($10 million) compared to NIS 106 million ($27 million) in the third quarter last year, a decrease of 62.3%

▪	Cellular subscriber base totaled approx. 2.832 million subscribers (at the end of September 2015)

▪	Free cash flow[1] totaled NIS 127 million ($32 million) compared to NIS 303 million ($77 million) in the third quarter last year, a decrease of 58.1%

Nir Sztern, the Company's Chief Executive Officer, added:

“The third quarter of 2015 results reflect the continued fierce competition in the cellular market that is expected to continue, which effect is reflected in the erosion of revenues and profitability. However, we maintained a positive net income due to a decrease in operating expenses and successful efforts we have taken in other areas of operations of the Group.

In the third quarter of 2015 also, the Company is experiencing success in the landline market despite the difficulties in the implementation of the reform posed by Bezeq, the incumbent landline operator. Cellcom Israel is leading the price revolution in the wholesale market thanks to our cheapest triple play offering in Israel, concluding the third quarter with approximately 70,000 wholesale customers. The Company continues to recruit customers to the TV services at a robust pace with approximately 50,000 households enjoying the new TV service of Israel – Cellcom tv. We continue to broaden our landline product offering and strengthening our value advantage to the customer by being the only group in the market currently offering a true triple play offering that combines TV services, internet infrastructure and provider and home telephony, all in one bill.

The Company reported the signing of an agreement to purchase Golan Telecom, an Israeli cellular operator, which requires the approval of the Ministry of Telecommunications and the Anti-Trust Commissionaire. The purchase of Golan Telecom is another step in turning Cellcom Israel into a leading telecommunication group that provides high value at low prices to the Israeli consumer. We intend to keep Golan Telecom as an independent company and we promise all Golan Telecom customers that we will honor all their existing agreements.

I would also like to thank the outstanding employees of Cellcom Group, who have been making every effort to provide quality service to our customers. Without them we would not have reached these achievements."

Shlomi Fruhling, Chief Financial Officer, commented:

“In the third quarter of 2015 we continued the growth trend which began in the previous quarter in the landline market, through the continuation of recruiting customers to Cellcom tv, wholesale market services and triple play. However, in the cellular market we still experience aggressive competition which is reflected in the continued erosion in revenues from services, though at a slower pace than what we have witnessed during the first two quarters of the year. These impacts, and the positive seasonality effects from roaming services abroad, resulted in a slight increase in service revenues in the third quarter of 2015 compared with the prior quarter.

We expect that the competition level will remain high in the coming quarters. As such, the Group is committed and continues to adjust its cost structure and investments to the market conditions. In the third quarter of 2015, selling and marketing, management and general expenses of the Group declined by 9.3% compared to the third quarter of last year, and the investment in fixed assets reached NIS 73 million, a 41% decrease compared to the third quarter of last year.

The Group also continued in the third quarter to reduce its net debt, which at the end of the third quarter reached NIS 2.87 billion compared with a net debt of NIS 3.12 billion at the end of the third quarter of last year. The Company’s free cash flow in the third quarter of 2015 reached NIS 127 million, a 58.1% decrease from the same quarter last year. Most of the decrease is due to a decline in proceeds from customers from service revenues, including proceeds from national roaming, as well as a decrease in proceeds from handsets sold in previous years.

The Company's board of directors decided not to distribute a dividend for the third quarter of 2015, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters in light of market developments and the Company needs.”

Netanya, Israel – November 17, 2015 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the third quarter of 2015. Revenues for the third quarter of 2015 totaled NIS 1,032 million ($263 million); EBITDA for the third quarter of 2015 totaled NIS 235 million ($60 million), which is 22.8% of total revenues; and net income for the third quarter of 2015 totaled NIS 40 million ($10 million). Basic earnings per share for the third quarter of 2015 totaled NIS 0.40 ($0.10).

Main Consolidated Financial Results:

	Q3/2015	Q3/2014	% Change	Q3/2015	Q3/2014
	NIS million			US$ million (convenience translation)
Total revenues	1,032	1,142	(9.6%)	263	291
Operating Income	96	190	(49.5%)	24	48
Net Income	40	106	(62.3%)	10	27
Free cash flow	127	303	(58.1%)	32	77
EBITDA	235	346	(32.1%)	60	88
EBITDA, as percent of total revenues	22.8%	30.3%	(24.8%)

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	Q3/2015
	NIS million
Total revenues	833	238	(39)	1,032
Service revenues	618	210	(39)	789
Equipment revenues	215	28	-	243
Operating Income	73	31	(8)	96
EBITDA	182	53	-	235
EBITDA, as percent of total revenues	21.8%	22.3%	-	22.8%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

(**)	Netvision Ltd. and its subsidiaries.

(***)	Include elimination of inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q3/2015	Q3/2014	Change (%)
Cellular subscribers at the end of period (in thousands)	2,832	3,010	(5.9%)
Churn Rate for cellular subscribers (in %)	10.1%	11.0%	(8.2%)
Monthly cellular ARPU (in NIS)	66.0	70.6	(6.5%)

Financial Review

Revenues for the third quarter of 2015 decreased 9.6% totaling NIS 1,032 million ($263 million), compared to NIS 1,142 million ($291 million) in the third quarter last year. The decrease in revenues is attributed to a 10.3% decrease in service revenues, which totaled NIS 789 million ($201 million) in the third quarter of 2015 as compared to NIS 880 million ($224 million) in the third quarter last year. This decrease is added to a 7.3% decrease in equipment revenues, which totaled NIS 243 million ($62 million) in the third quarter of 2015 as compared to NIS 262 million ($67 million) in the third quarter of 2014. Netvision's contribution to revenues for the third quarter of 2015 totaled NIS 199 million ($51 million) (excluding inter-company revenues) compared to NIS 212 million ($54 million) in the third quarter of 2014.

The decrease in third quarter 2015 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. Netvision's contribution to service revenues for the third quarter of 2015 totaled NIS 171 million ($44 million) (excluding inter-company revenues) compared to NIS 200 million ($51 million) in the third quarter of 2014, resulted mainly from a decrease in revenues from ISP and international calls.

The decrease in third quarter 2015 equipment revenues resulted mainly from an approximately 22% decrease in the number of handsets sold during the third quarter of 2015 as compared with the third quarter of 2014. This decrease was partially offset by an increase in Netvision’s end-user equipment sales. Netvision's contribution to equipment revenues for the third quarter of 2015 totaled NIS 28 million ($7 million), compared to NIS 12 million ($3 million) in the third quarter of 2014.

Cost of revenues for the third quarter of 2015 totaled NIS 671 million ($171 million), compared to NIS 660 million ($168 million) in the third quarter of 2014, a 1.7% increase. This increase resulted mainly due to a one-time positive effect regarding a reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million ($11 million) in the third quarter of 2014, which was partially offset by a decrease in direct costs as a result of a reduction in equipment revenues, a decrease in depreciation and amortization expenses and efficiency measures implemented by the Company.

Gross profit for the third quarter of 2015 totaled NIS 361 million ($92 million) compared to NIS 482 million ($123 million) in the third quarter of 2014, a 25.1% decrease. Gross profit margin for the third quarter of 2015 amounted to 35.0%, down from 42.2% in the third quarter of 2014.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the third quarter of 2015 decreased 8.3% to NIS 265 million ($68 million), compared to NIS 289 million ($74 million) in the third quarter of 2014. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in advertising, payroll expenses, rent, depreciation and amortization and other expenses.

Operating income for the third quarter of 2015 decreased 49.5% to NIS 96 million ($24 million) from NIS 190 million ($48 million) in the third quarter of 2014. Operating income for the third quarter of 2015 was mainly affected by a decrease in revenues due to the ongoing erosion in service revenues and a one-time positive effect regarding a reduction of a provision for cell-sites rent expenses in the amount of NIS 44 million in the third quarter of 2014, partially offset by a decrease in operating expenses mainly due to efficiency measures implemented by the Company.

EBITDA for the third quarter of 2015 decreased 32.1% totaling NIS 235 million ($60 million), compared to NIS 346 million ($88 million) in the third quarter of 2014. EBITDA for the third quarter of 2015, as a percent of third quarter revenues, totaled 22.8%, down from 30.3% in the third quarter of 2014. EBITDA for the third quarter of 2015, compared to EBITDA for the third quarter of 2014, excluding the one-time effect described above, which totaled NIS 302 million ($77 million), decreased by 22.2%. Excluding the one-time effect in the third quarter 2014, EBITDA for the third quarter of 2015, as a percent of third quarter revenues, decreased by 13.6% compared to the third quarter of 2014. Netvision's contribution to the EBITDA for the third quarter of 2015 totaled NIS 53 million ($14 million), compared to NIS 78 million ($20 million) in the third quarter of 2014, a 32.1% decrease, resulted mainly from a decrease in ISP and international calls revenues.

Financing expenses, net for the third quarter of 2015 decreased 3.9% and totaled NIS 49 million ($12 million), compared to NIS 51 million ($13 million) in the third quarter of 2014. The decrease resulted mainly from a decrease in interest expenses in relation to the Company's debentures, as a result of a decrease in the Company's debt level, which was partially offset with losses from hedging transactions on the Israeli Consumer Price Index and losses in the Company's investment portfolio.

Taxes on income for the third quarter of 2015 totaled NIS 7 million ($2 million), compared to NIS 33 million ($8 million) in the third quarter of 2014. The decrease is mainly attributed to the decrease in profit before tax.

Net Income for the third quarter of 2015 totaled NIS 40 million ($10 million), compared to NIS 106 million ($27 million) in the third quarter of 2014, a 62.3% decrease. This decrease is mainly due to the continued erosion in cellular service revenues resulting from the intensified competition in the cellular market that was partially offset by a decrease in operational expenses.

Basic earnings per share for the third quarter of 2015 totaled NIS 0.40 ($0.10), compared to NIS 1.06 ($0.27) in the third quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of September 2015 the Company had approximately 2.832 million cellular subscribers. During the third quarter of 2015 the Company's cellular subscriber base decreased by approximately 16,000 net cellular subscribers, all pre-paid subscribers.

Cellular Churn Rate for the third quarter of 2015 totaled 10.1%, compared to 11.0% in the third quarter of 2014. The cellular churn rate was primarily affected by the continued intensified competition in the cellular market.

The monthly cellular Average Revenue per User ("ARPU") for the third quarter of 2015 totaled NIS 66.0 ($16.8), compared to NIS 70.6 ($18) in the third quarter of 2014. The decrease in ARPU resulted from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the third quarter of 2015, decreased by 58.1% to NIS 127 million ($32 million), compared to NIS 303 million ($77 million) in the third quarter of 2014. The decrease in free cash flow in the third quarter of 2015 compared with the third quarter of 2014 was mainly due to a decrease in proceeds from customers due to the decrease in service revenues (including proceeds from national roaming revenues), as well as a decrease in proceeds from handsets sold in previous years.

Total Equity

Total Equity as of September 30, 2015 amounted to NIS 1,171 million ($298 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investments in Fixed Assets and Intangible Assets

During the third quarter of 2015, the Company invested NIS 73 million ($19 million) in fixed assets and intangible assets (including, among others, the continued investment in the cellular network and in software and TV set-top boxes), compared to NIS 123 million ($31 million) in the third quarter of 2014.

Dividend

On November 16, 2015, the Company's board of directors decided not to declare a cash dividend for the third quarter of 2015. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of September 30, 2015, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the third quarter of 2015 and subsequent to the end of the reporting period.

Agreement for the Purchase of Golan Telecom

In November 2015, the Company entered an agreement (the “Agreement”) with Golan Telecom Ltd., or Golan, and its shareholders for the purchase of 100% of the shares of Golan, an Israeli cellular operator, for the sum of NIS 1.17 billion ("Purchase Price").

Golan is one of the four other Mobile Network Operators ("MNO") operating in Israel in addition to Cellcom Israel. It launched operations in 2012 with a strong brand recognized for low-cost services, and primarily provides cellular services to approximately 900,000 customers (as of November 2015), with a comparatively low churn. Golan is expected to end 2015 with total revenues exceeding NIS 500 million3.

The Purchase Price represents an Enterprise Value, or EV4 of NIS 1 billion for Golan and EV/Adjusted EBITDA multiple of approximately 5.0, based on Golan’s forecasted Adjusted EBITDA for 2015 (NIS 204 million)5.

Transaction Details

The main provisions of the Agreement include:

• In consideration of 100% of Golan's shares, the Company shall pay Golan's shareholders the Purchase Price, subject to certain receivables and payables adjustments and adjustments due to specified material adverse events with respect to Golan that are specified in the Agreement;

•Up to NIS 400 million out of the Purchase Price shall be paid in the form of a mandatorily convertible 5 year note issued to the sellers by the Company. The note shall be repaid through the issuance of ordinary shares of the Company, with a value equal to the principal amount of the note (the number of shares to be computed based on the Company's average share trading price in the Tel Aviv Stock Exchange shortly after the Closing Date, minus a certain discount). The sellers may request conversion or assign the note at any time after the second anniversary of the Closing Date. Until conversion, the note will entitle its holder to a fixed deferred amount equal to 3.5% of the principal per annum paid semi-annually and other customary adjustments. Upon conversion or maturity, the Company may elect, at its sole discretion, to repay the sellers by the equivalent market value of the shares, rather than issue the shares. Golan's shareholders will receive limited customary registration rights in relation to such shares.

•Golan shall continue to purchase national roaming services from the Company, until the earlier of the Closing Date or a certain date specified in the Agreement following its termination date and as of January 2016, shall increase its monthly payment to the Company to approximately NIS 21 million (the "Monthly Consideration"). After closing, Cellcom shall no longer receive national roaming revenues. As previously disclosed, Golan has been paying us less than it is required to pay under the national roaming services agreement. The parties agreed to postpone the payment date for such difference, which was set to NIS 600 million, until the earlier of the valid termination of the Agreement or the lapse of 12 months from the signing of the Agreement, if no closing is reached by then. The Company shall also be entitled to a NIS 100 million positive adjustment to its working capital. The network sharing agreements between the Company and Golan are void.

3 Based on the first 8 months of 2015.

4 Purchase Price minus working capital adjustments and tax shield.

5 Adjusted EBITDA is defined as EBITDA excluding national roaming costs (which are payable to Cellcom and would be eliminated in consolidation following completion of our acquisition of Golan), based on the first 8 months of 2015.

•The Agreement contains generally customary representations, covenants, indemnification arrangements, closing conditions and termination terms. Specific closing conditions include the receipt of the approvals of the Israeli Ministry of Communications and the Antitrust Commissioner, and absence of a material adverse change in Golan's condition, as defined in the Agreement. The Agreement can be terminated by either party if closing does not occur until the lapse of 12 months from the Agreement date.

The Company intends to finance the Purchase Price through a combination of equity and debt. We expect that in addition to the said NIS 400 million convertible note, we would issue approximately NIS 200 million of equity (which may include the previously reported rights offering) and will finance the remainder from internal sources and a debt raising.

Before approving the transaction, our Board of Directors considered, among others, external opinions by external financial consultants regarding Golan's valuation and the Company's ability to fulfill its liabilities, including its liabilities towards its debentures holders and lenders, after the consummation of the Transaction and concluded that the Transaction is for the benefit of the Company and there is no reasonable concern that following the consummation of the Transaction the Company shall not be able to fulfill its liabilities, including towards its debenture holders and lenders.

See the Company's presentation describing Golan's key performance parameters and description of the contemplated transaction, filed on Form 6-K dated November 5, 2015.

Selected Golan financial information

NIS million	2013	2014	1-6 2015
Revenues	221	395	243
Operating Profit	(150)	(38)	12
EBITDA*	(130)	(36)	37
Net Profit	(154)	21	2
Total liabilities	**	513	696
Total assets	**	324	509

*EBITDA - Operating income before depreciation, amortization and other expenses

**Total assets and liabilities figures as of 31.12.2014 and 30.6.2015 respectively. No figures available for 31.12.2013. Total liabilities exclude the previously reported national roaming difference accrued for the relevant periods.

Golan's financial and operational information included in this press release was prepared by Golan and provided to the Company as part of Golan's representations in the Agreement. Golan's financial information included in this press release was prepared by Golan in accordance with Israeli GAAP. Israeli GAAP differs from IFRS, and the differences could be material. The Company has not reviewed this information and takes no responsibility for it.

There is no assurance that the Agreement shall be approved by the Israeli regulators, which the Company estimates to be challenging, nor as to the execution of such a sale. The Company can provide no assurances as to the impact of this sale of holdings in Golan on the competitive environment in the market.

This press release is not an offer of securities, and no securities may be offered or sold in the United States and Israel absent registration or an exemption from registration. Any public offering of securities by Cellcom to be made in the United States would only be made by means of a prospectus that may be obtained from Cellcom at the time of any such offering that will contain detailed information about the company and management, as well as financial statements. Any rights offering would be registered in the United States.

For details regarding the Company's announcement of its intention to review such possible transaction see the Company's current report on Form 6-K, dated August 27, 2015. For additional details regarding the Company's agreements with Golan Telecom Ltd. and the competitive environment in which we operate see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, or 2014 annual report, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business –"We face intense competition in all aspects of our business" and "Item 4. Information on the Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements", "Competition – Cellular" and "Government Regulation – Network Sharing" and "- Additional MNOs" and the Company's current report regarding the Company's results of operations in the second quarter of 2015, on form 6-K, dated August 13, 2015 under "Other Developments During the First Quarter of 2015 and Subsequent to the End of the Reporting Period – Network Sharing Agreements". For details of Golan's operating environment and risks related thereto see the 2014 annual report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business" and "Item 4. Information on the Company – B. Business Overview –Competition" which includes, inter alia, general information describing the market in which both the Company and Golan operate.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the purchase of Golan Telecom, our financing plans in connection therewith and the anticipated impact that the acquisition will have on our company are subject to uncertainties and assumptions, including the risk factors contained in our Form 20-F as well as: the receipt of the regulators' approvals to a sale of Golan; market conditions and their effect on Golan's results of operation and the impact of such a sale on the market; capital market conditions, which could impact our financing plans. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

Loan Agreement

In August 2015, the Company entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 140 million, unlinked, which will be provided to the Company in December 2016, and will bear an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Under the Agreement, the interest rate may be subject to certain adjustments. Until the provision of the loan, the Company is required to pay the Lender a commitment fee and if it doesn't take the loan – certain agreed compensation. The Company may take the loan earlier, in which case the repayment shall be earlier and can prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to the Company's series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

For additional details regarding the Company's public debentures and existing loan agreement see 2014 Annual Report under "Item 5B. Liquidity and Capital Resources – Debt Service – Public debentures" and the Company's current report regarding the Company's results of operation in the first quarter of 2015, on form 6-K, dated May 14, 2015 under "Other Developments During the First Quarter of 2015 and Subsequent to the End of the Reporting Period – Loan Agreement".

Controlling shareholder

Following previous reports regarding changes in the control of the Company and disputes between the controlling shareholders of IDB Development Corporation Ltd., or IDB (the Company's indirect controlling shareholder), IDB announced in October 2015 that a company controlled by Mr. Eduardo Elsztain purchased all of IDB shares held by C.A.A. Extra Holdings Ltd. , that as a result C.A.A. Extra Holdings Ltd. and Mr. Mordechay Ben-Moshe are no longer controlling shareholders of IDB, and that companies controlled by Mr. Eduardo Elsztain hold now approximately 80.7% of IDB's share capital (up from 61.5%). The Company is discussing with the Ministry of Communications, or MOC, updates to its previous request to the MOC (which has not been granted yet) to approve the changes in the control in the Company, which also includes a request to amend the Company's licenses in relation to the Israeli holding requirement set therein.

For additional details regarding the share ownership in the Company see the Company's proxy statement for the Company's 2015 annual shareholders meeting included in current report on Form 6-K, dated August 17, 2015, under "- Share Ownership". For additional details regarding the Israeli holding requirement see 2014 Annual Report under B. Risk Factors – "Item 3. Key Information – D. Risk Factors – Risks Related to our Business - There are certain restrictions in our licenses relating to the ownership of our shares" and "Item 4 - information on the company –B.Business Overview – Government Regulation – Our principal license".

Unified license

In September 2015, the Ministry of Communications granted the Company's subsidiaries unified licenses, allowing the provision of landline communications services, international telecommunication services and internet connectivity services, as the case may be. The unified license replaces the specific licenses. The provisions of our cellular license generally apply to the unified license.

For additional details see 2014 Annual Report under "Item 4 - information on the company – B. Business Overview – Our principal license" and " - Government Regulation – Other Licenses – Unified License."

2015 Share Incentive Plan

In August 2015, the Company's annual shareholder meeting approved the previously reported option grant to the Company’s CEO, Mr. Nir Sztern.

For additional details please see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, or 2014 Annual Report, under "Item 6. Directors, Senior Management and Employees – E. Share Ownership – 2015 Share Incentive Plan", and the Company current report regarding its results of operations in the second quarter of 2015, on Form 6-K, dated August 13, 2015 under "Other developments during the second quarter of 2015 and subsequent to the end of the reporting period - 2015 Share Incentive Plan".

Conference Call Details

The Company will be hosting a conference call on Tuesday, November 17, 2015 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results for the third quarter of 2015, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0664	International Dial-in Number: +972 3 918 0664
at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: http://investors.ircellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.832 million subscribers (as at September 30, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. In addition, at the end of 2014, the Company launched television services over the internet (Over the top TV or OTT TV). The Company operates an LTE 4 generation network (currently partially deployed) and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2014.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.923 = US$ 1 as published by the Bank of Israel for September 30, 2015.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation for Non-IFRS Measures" below.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents), minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	September 30,	September 30,	September 30,	December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	989	550	140	1,158
Current investments, including derivatives	531	380	97	521
Trade receivables	1,473	1,316	336	1,417
Other receivables	75	77	20	65
Inventory	91	80	20	89

Total current assets	3,159	2,403	613	3,250

Trade and other receivables	797	768	196	824
Property, plant and equipment, net	1,793	1,761	449	1,834
Intangible assets, net	1,317	1,269	323	1,315
Deferred tax assets	18	12	3	17

Total non- current assets	3,925	3,810	971	3,990

Total assets	7,084	6,213	1,584	7,240

Liabilities
Current maturities of debentures and long term loans and short term credit	1,094	738	188	1,092
Trade payables and accrued expenses	714	631	161	773
Current tax liabilities	83	55	14	77
Provisions	97	126	32	101
Other payables, including derivatives	321	261	67	370

Total current liabilities	2,309	1,811	462	2,413

Debentures	3,553	3,057	779	3,548
Provisions	21	19	5	21
Other long-term liabilities	9	18	5	12
Liability for employee rights upon retirement, net	12	12	3	14
Deferred tax liabilities	145	125	32	140

Total non- current liabilities	3,740	3,231	824	3,735

Total liabilities	6,049	5,042	1,286	6,148

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(6)	(3)	(1)	(3)
Retained earnings	1,026	1,156	295	1,078

Non-controlling interests	14	17	4	16

Total equity	1,035	1,171	298	1,092

Total liabilities and equity	7,084	6,213	1,584	7,240

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	3,430	3,134	799	1,142	1,032	263	4,570
Cost of revenues	(1,995)	(2,075)	(529)	(660)	(671)	(171)	(2,727)

Gross profit	1,435	1,059	270	482	361	92	1,843

Selling and marketing expenses	(505)	(459)	(117)	(171)	(155)	(40)	(672)
General and administrative expenses	(356)	(349)	(89)	(118)	(110)	(28)	(463)
Other expenses, net	(43)	(20)	(5)	(3)	-	-	(46)

Operating profit	531	231	59	190	96	24	662

Financing income	86	46	12	33	21	6	100
Financing expenses	(228)	(175)	(45)	(84)	(70)	(18)	(298)
Financing expenses, net	(142)	(129)	(33)	(51)	(49)	(12)	(198)

Profit before taxes on income	389	102	26	139	47	12	464

Taxes on income	(90)	(24)	(6)	(33)	(7)	(2)	(110)
Profit for the period	299	78	20	106	40	10	354
Attributable to:
Owners of the Company	298	77	20	105	40	10	351
Non-controlling interests	1	1	-	1	-	-	3
Profit for the period	299	78	20	106	40	10	354

Earnings per share
Basic earnings per share (in NIS)	3.00	0.77	0.20	1.06	0.40	0.10	3.51

Diluted earnings per share (in NIS)	2.97	0.77	0.20	1.05	0.40	0.10	3.48

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,690,398	100,585,898	100,585,898	99,690,398	100,588,638	100,588,638	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,721,437	100,585,898	100,585,898	100,648,364	100,589,948	100,589,948	100,706,282

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	299	78	20	106	40	10	354
Adjustments for:
Depreciation and amortization	462	419	107	152	138	35	610
Share based payment	3	1	-	1	1	-	3
Loss (gain) on sale of property, plant and equipment	4	(2)	(1)	2	-	-	7
Income tax expense	90	24	6	33	7	2	110
Financing expenses, net	142	129	33	51	49	12	198
Changes in operating assets and liabilities:
Change in inventory	(7)	9	2	(3)	5	2	(5)
Change in trade receivables (including long-term amounts)	367	128	33	72	15	4	422
Change in other receivables (including long-term amounts)	(32)	(21)	(5)	51	3	1	(35)
Changes in trade payables, accrued expenses and provisions	(7)	(70)	(18)	(33)	1	-	(24)
Change in other liabilities (including long-term amounts)	46	(14)	(4)	(20)	(31)	(8)	36
Payments for derivative hedging contracts, net	(6)	-	-	-	-	-	(6)
Income tax paid	(87)	(56)	(14)	(32)	(20)	(5)	(119)
Income tax received	6	-	-	6	-	-	6
Net cash from operating activities	1,280	625	159	386	208	53	1,557
Cash flows from investing activities
Acquisition of property, plant, and equipment	(197)	(232)	(59)	(70)	(70)	(17)	(289)
Acquisition of intangible assets	(60)	(75)	(19)	(16)	(16)	(4)	(77)
Change in current investments, net	(18)	134	34	(4)	(3)	(1)	(15)
Proceeds from (payments for) other derivative contracts, net	(1)	(1)	-	1	(1)	-	4
Proceeds from sale of property, plant and equipment	4	5	1	1	1	-	4
Interest received	21	15	4	4	2	-	23
Repayment of a long term deposit	-	48	12	-	-	-	-
Dividend received	-	2	1	-	2	-	-
Net cash used in investing activities	(251)	(104)	(26)	(84)	(85)	(22)	(350)

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(21)	(26)	(7)	(7)	(17)	(5)	(29)
Repayment of long term loans from banks	(12)	-	-	(1)	-	-	(12)
Repayment of debentures	(1,092)	(873)	(222)	(569)	(350)	(89)	(1,092)
Proceeds from issuance of debentures, net of issuance costs	326	(3)	(1)	326	-	-	326
Dividend paid	(4)	-	-	-	-	-	(4)
Interest paid	(294)	(227)	(58)	(145)	(103)	(26)	(295)

Net cash used in financing activities	(1,097)	(1,129)	(288)	(396)	(470)	(120)	(1,106)

Changes in cash and cash equivalents	(68)	(608)	(155)	(94)	(347)	(89)	101

Cash and cash equivalents as at the beginning of the period	1,057	1,158	295	1,083	894	228	1,057

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	-	-	3	1	-

Cash and cash equivalents as at the end of the period	989	550	140	989	550	140	1,158

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2014 NIS millions	2015 NIS millions	2015 US$ millions	2014 NIS millions
Profit for the period	106	40	10	354
Taxes on income	33	7	2	110
Financing income	(33)	(21)	(5)	(100)
Financing expenses	84	70	18	298
Other expenses	3	-	-	7
Depreciation and amortization	152	138	35	610
Share based payments	1	1	-	3
EBITDA	346	235	60	1,282

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended September 30,			Year ended December 31,
			Convenience translation into US dollar
	2014 NIS millions	2015 NIS millions	2015 US$ millions	2014 NIS millions
Cash flows from operating activities (*)	386	211	54	1,557
Cash flows from investing activities	(84)	(85)	(22)	(350)
Short-term Investment in (sale of) tradable debentures and deposits (**)	1	1	-	(3)
Free cash flow	303	127	32	1,204

(*) Including the effect of exchange rate fluctuations on cash and cash equivalents.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014	Q4-2014	Q1-2015	Q2-2015	Q3-2015	FY-2013	FY-2014

Cellcom service revenues	789	774	728	728	680	648	619	612	618	3,112	2,784
Netvision service revenues	251	229	223	220	226	214	224	219	210	979	883

Cellcom equipment revenues	205	208	188	221	250	274	245	238	215	882	933
Netvision equipment revenues	6	24	15	14	15	33	32	16	28	60	77

Consolidation adjustments	(27)	(26)	(24)	(25)	(29)	(29)	(58)	(45)	(39)	(106)	(107)
Total revenues	1,224	1,209	1,130	1,158	1,142	1,140	1,062	1,040	1,032	4,927	4,570

Cellcom EBITDA	286	258	265	224	268	210	136	164	182	1,066	967
Netvision EBITDA	61	77	75	90	78	72	60	52	53	269	315
Total EBITDA	347	335	340	314	346	282	196	216	235	1,335	1,282

Operating profit	173	170	185	156	190	131	55	80	96	651	662
Financing expenses, net	92	30	27	64	51	56	18	62	49	246	198
Profit for the period	52	102	114	79	106	55	26	12	40	288	354

Free cash flow	389	308	366	361	303	174	127	119	127	1,210	1,204

Cellular subscribers at the end of period (in 000's)	3,156	*3,092	3,049	3,029	3,010	2,967	2,885	2,848	2,832	3,092	2,967
Monthly cellular ARPU (in NIS)	79.6	78.7	74.7	75.4	70.6	67.8	65.5	65.5	66.0	78.5	72.1
Churn rate for cellular subscribers (%)	8.9%	9.9%	11.1%	11.1%	11.0%	11.5%	11.9%	10.2%	10.1%	36.8%	44.0%

* After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2015

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.09.2015					As of 16.11.2015		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Date (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B (4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	370.041	444.614	17.313	461.928	472.320	370.041	443.569	5.30%	05.01.13	05.01.17	January-05	Linked to CPI	Hermetic Trust (1975) Ltd. Hayarkon Meirav Ofer St. Oren., Tel Aviv. 113 Tel: 03-5274867.
D (7) **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	599.203	707.722	9.095	716.817	742.832	599.203	700.799	5.19%	01.07.13	01.07.17	July-01	Linked to CPI	Hermetic Trust (1975) Ltd. Hayarkon Meirav Ofer St. Oren., Tel Aviv. 113 Tel: 03-5274867.
E (7) **	06/04/09 30/03/11* 18/08/11*	1,798.962	327.266	326.402	15.018	341.420	354.691	327.266	327.266	6.25%	05.01.12	05.01.17	January-05	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5)(6) **	20/03/12	714.802	714.802	738.802	8.078	746.880	799.863	714.802	734.561	4.60%	05.01.17	05.01.20	January-05 and July 05	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G (4)(5)(6)	20/03/12	285.198	285.198	285.606	4.752	290.358	322.787	285.198	285.198	6.99%	05.01.17	05.01.19	January-05 and July 05	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
H (4)(5)(7)**	08/07/14 03/02/15(*) 11/02/15(*)	949.624	949.624	795.459	4.482	799.941	890.272	949.624	949.624	1.98%	05.07.18	05.07.24	January-05 and July 05	Linked to CPI	Mishmeret Trust Company Ltd Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
I (4)(5)(7)**	08/07/14 03/02/15(*) 11/02/15(*)	557.705	557.705	496.086	5.503	501.589	550.064	557.705	557.705	4.14%	05.07.18	05.07.25	January-05 and July 05	Not linked	Mishmeret Trust Company Ltd Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
Total		7,654.468	3,803.839	3,794.690	64.242	3,858.932	4,132.829	3,803.839	3,998.722

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures. Debentures Series F through I financial covenants - as of September 30, 2015 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service") was 2.91 (the net leverage without excluding one-time events was 3.09). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I, the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of September 30, 2015, debenture all Series are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of September 30, 2015 (cont.)

Debentures rating details*

Series	Rating Company	Rating as of 30.09.2015(1)	Rating as of 16.11.2015	Rating assigned upon issuance of the Series	Recent date of rating as of 16.11.2015	Additional ratings between original issuance and the recent date of rating as of 16.11.2015 (2)
Rating
B	S&P Maalot	A+	A+	AA-	09/2015	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015	AA -, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	09/2015	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015	AA -, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	09/2015	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015	AA,AA -,A+ (2)
F	S&P Maalot	A+	A+	AA	09/2015	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015	AA,AA -,A+ (2)
G	S&P Maalot	A+	A+	AA	09/2015	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015	AA,AA -,A+ (2)
H	S&P Maalot	A+	A+	A+	09/2015	8/2014, 1/2015, 9/2015	A+ (2)
I	S&P Maalot	A+	A+	A+	09/2015	8/2014, 1/2015, 9/2015	A+ (2)

(1)	In September 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015 and September 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable. For details regarding the rating of the debentures see the S&P Maalot report dated September 17, 2015.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2015

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	567,282	162,950	-	-	-	174,212
Second year	640,603	219,772	-	-	-	130,674
Third year	331,407	196,416	-	-	-	77,112
Fourth year	331,407	139,594	-	-	-	54,593
Fifth year and on	925,770	434,884	-	-	-	113,720
Total	2,796,470	1,153,617	-	-	-	550,311

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) - None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None

d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	567,282	162,950	-	-	-	174,212
Second year	640,603	219,772	-	-	-	130,674
Third year	331,407	196,416	-	-	-	77,112
Fourth year	331,407	139,594	-	-	-	54,593
Fifth year and on	925,770	434,884	-	-	-	113,720
Total	2,796,470	1,153,617	-	-	-	550,311

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of September 30, 2015 (cont.)

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	6,625	683	-	-	-	2,022
Second year	6,981	900	-	-	-	1,614
Third year	3,579	1,953	-	-	-	1,163
Fourth year	3,579	1,736	-	-	-	975
Fifth year and on	16,976	11,279	-	-	-	2,695
Total	37,741	16,552	-	-	-	8,469

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

ITEM 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at September 30, 2015 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at September 30, 2015

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	September 30,	September 30,	September 30,	December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	989	550	140	1,158
Current investments, including derivatives	531	380	97	521
Trade receivables	1,473	1,316	336	1,417
Other receivables	75	77	20	65
Inventory	91	80	20	89

Total current assets	3,159	2,403	613	3,250

Trade and other receivables	797	768	196	824
Property, plant and equipment, net	1,793	1,761	449	1,834
Intangible assets, net	1,317	1,269	323	1,315
Deferred tax assets	18	12	3	17

Total non- current assets	3,925	3,810	971	3,990

Total assets	7,084	6,213	1,584	7,240

Liabilities
Current maturities of debentures and long term loans and short term credit	1,094	738	188	1,092
Trade payables and accrued expenses	714	631	161	773
Current tax liabilities	83	55	14	77
Provisions	97	126	32	101
Other payables, including derivatives	321	261	67	370

Total current liabilities	2,309	1,811	462	2,413

Debentures	3,553	3,057	779	3,548
Provisions	21	19	5	21
Other long-term liabilities	9	18	5	12
Liability for employee rights upon retirement, net	12	12	3	14
Deferred tax liabilities	145	125	32	140

Total non- current liabilities	3,740	3,231	824	3,735

Total liabilities	6,049	5,042	1,286	6,148

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(6)	(3)	(1)	(3)
Retained earnings	1,026	1,156	295	1,078

Non-controlling interests	14	17	4	16

Total equity	1,035	1,171	298	1,092

Total liabilities and equity	7,084	6,213	1,584	7,240

Date of approval of the condensed consolidated financial statements: November 16, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	3,430	3,134	799	1,142	1,032	263	4,570
Cost of revenues	(1,995)	(2,075)	(529)	(660)	(671)	(171)	(2,727)

Gross profit	1,435	1,059	270	482	361	92	1,843

Selling and marketing expenses	(505)	(459)	(117)	(171)	(155)	(40)	(672)
General and administrative expenses	(356)	(349)	(89)	(118)	(110)	(28)	(463)
Other expenses, net	(43)	(20)	(5)	(3)	-	-	(46)

Operating profit	531	231	59	190	96	24	662

Financing income	86	46	12	33	21	6	100
Financing expenses	(228)	(175)	(45)	(84)	(70)	(18)	(298)
Financing expenses, net	(142)	(129)	(33)	(51)	(49)	(12)	(198)

Profit before taxes on income	389	102	26	139	47	12	464

Taxes on income	(90)	(24)	(6)	(33)	(7)	(2)	(110)
Profit for the period	299	78	20	106	40	10	354
Attributable to:
Owners of the Company	298	77	20	105	40	10	351
Non-controlling interests	1	1	-	1	-	-	3
Profit for the period	299	78	20	106	40	10	354

Earnings per share
Basic earnings per share (in NIS)	3.00	0.77	0.20	1.06	0.40	0.10	3.51

Diluted earnings per share (in NIS)	2.97	0.77	0.20	1.05	0.40	0.10	3.48

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,690,398	100,585,898	100,585,898	99,690,398	100,588,638	100,588,638	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,721,437	100,585,898	100,585,898	100,648,364	100,589,948	100,589,948	100,706,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the nine months ended September 30,		(Note 2D)	For the three months ended September 30,		(Note 2D)
			For the nine months ended September 30,			For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	299	78	20	106	40	10	354
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	9	-	-	-	-	-	13
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	(2)	-	-	-	-	-	(3)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	7	-	-	-	-	-	10
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plans	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive income for the period, net of tax	7	-	-	-	-	-	9
Total comprehensive income for the period	306	78	20	106	40	10	363
Total comprehensive income attributable to:
Owners of the Company	305	77	20	105	40	10	360
Non-controlling interests	1	1	-	1	-	-	3
Total comprehensive income for the period	306	78	20	106	40	10	363

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2015 (Unaudited)

Balance as of January 1, 2015
(Audited)	1	(3)	1,078	1,076	16	1,092	278
Comprehensive income for the period
Profit for the period	-	-	77	77	1	78	20
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-

Balance as of September 30, 2015	1	(3)	1,156	1,154	17	1,171	298
(Unaudited)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the nine months ended September 30, 2014 (Unaudited)

Balance as of January 1, 2014 (Audited)	1	(13)	719	707	3	710	181
Comprehensive income for the period
Profit for the period	-	-	298	298	1	299	76
Other comprehensive income for the period, net of tax	-	7	-	7	-	7	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non- controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of September 30, 2014	1	(6)	1,026	1,021	14	1,035	264
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended September 30, 2015 (Unaudited)

Balance as of July 1, 2015
(Unaudited)	1	(3)	1,115	1,113	17	1,130	288
Comprehensive income for the period
Profit for the period	-	-	40	40	-	40	10
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-

Balance as of September 30, 2015	1	(3)	1,156	1,154	17	1,171	298
(Unaudited)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total

	NIS millions						US$ millions
For the three months ended September 30, 2014 (Unaudited)

Balance as of July 1, 2014
(Unaudited)	1	(6)	920	915	13	928	237
Comprehensive income for the period
Profit for the period	-	-	105	105	1	106	27
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-

Balance as of September 30, 2014	1	(6)	1,026	1,021	14	1,035	264
(Unaudited)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2014 (Audited)

Balance as of January 1, 2014 (Audited)	1	(13)	719	707	3	710	181
Comprehensive income for the year
Profit for the year	-	-	351	351	3	354	90
Other comprehensive income for the year, net of tax	-	10	(1)	9	-	9	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of December 31, 2014 (Audited)	1	(3)	1,078	1,076	16	1,092	278

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	299	78	20	106	40	10	354
Adjustments for:
Depreciation and amortization	462	419	107	152	138	35	610
Share based payment	3	1	-	1	1	-	3
Loss (gain) on sale of property, plant and equipment	4	(2)	(1)	2	-	-	7
Income tax expense	90	24	6	33	7	2	110
Financing expenses, net	142	129	33	51	49	12	198

Changes in operating assets and liabilities:
Change in inventory	(7)	9	2	(3)	5	2	(5)
Change in trade receivables (including long-term amounts)	367	128	33	72	15	4	422
Change in other receivables (including long-term amounts)	(32)	(21)	(5)	51	3	1	(35)
Changes in trade payables, accrued expenses and provisions	(7)	(70)	(18)	(33)	1	-	(24)
Change in other liabilities (including long-term amounts)	46	(14)	(4)	(20)	(31)	(8)	36
Payments for derivative hedging contracts, net	(6)	-	-	-	-	-	(6)
Income tax paid	(87)	(56)	(14)	(32)	(20)	(5)	(119)
Income tax received	6	-	-	6	-	-	6
Net cash from operating activities	1,280	625	159	386	208	53	1,557

Cash flows from investing activities
Acquisition of property, plant, and equipment	(197)	(232)	(59)	(70)	(70)	(17)	(289)
Acquisition of intangible assets	(60)	(75)	(19)	(16)	(16)	(4)	(77)
Change in current investments, net	(18)	134	34	(4)	(3)	(1)	(15)
Proceeds from (payments for) other derivative contracts, net	(1)	(1)	-	1	(1)	-	4
Proceeds from sale of property, plant and equipment	4	5	1	1	1	-	4
Interest received	21	15	4	4	2	-	23
Repayment of a long term deposit	-	48	12	-	-	-	-
Dividend received	-	2	1	-	2	-	-
Net cash used in investing activities	(251)	(104)	(26)	(84)	(85)	(22)	(350)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the nine months ended September 30,		For the nine months ended September 30,	For the three months ended September 30,		For the three months ended September 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(21)	(26)	(7)	(7)	(17)	(5)	(29)
Repayment of long term loans from banks	(12)	-	-	(1)	-	-	(12)
Repayment of debentures	(1,092)	(873)	(222)	(569)	(350)	(89)	(1,092)
Proceeds from issuance of debentures, net of issuance costs	326	(3)	(1)	326	-	-	326
Dividend paid	(4)	-	-	-	-	-	(4)
Interest paid	(294)	(227)	(58)	(145)	(103)	(26)	(295)

Net cash used in financing activities	(1,097)	(1,129)	(288)	(396)	(470)	(120)	(1,106)

Changes in cash and cash equivalents	(68)	(608)	(155)	(94)	(347)	(89)	101

Cash and cash equivalents as at the beginning of the period	1,057	1,158	295	1,083	894	228	1,057

Effect of exchange rate fluctuations on cash and cash equivalents	-	-	-	-	3	1	-

Cash and cash equivalents as at the end of the period	989	550	140	989	550	140	1,158

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statement

Note 1 - General

A.	Reporting entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at September 30, 2015 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").

As of the reporting date, DIC was indirectly jointly controlled by two companies, one controlled by Mr. Eduardo Elsztain and one by Mr. Mordechay Ben-Moshe. In October 2015, after the end of the reporting period, there was a change in the structure of control in IDB Development Corporation Ltd. (DIC's parent company), and as a result in the Company (for additional details, see Note 12).

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain fixed asset items. For further information see Note 2E, regarding the basis of preparation of the financial statements.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2014 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 16, 2015.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

C.	Basis of measurement (cont'd)

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of September 30, 2015, and for the nine and three month periods then ended, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2015 (NIS 3.923 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

During the nine and three month periods ended September 30, 2015, management has updated an estimate as follows:

The estimated useful life of the cellular cell sites passive components, which mostly include masts and constructed structures (“passive components”), has been re-evaluated for the first time starting the beginning of the second quarter of 2015, by ten additional years, as opposed to ten years, as previously estimated, so the depreciation period will end in 2025.

During the reporting period, the Company was awarded additional 4G frequencies (for additional details, see Note 10(1)). In addition, the Company has invested and expects to continue investing substantial amounts in radio equipment for the 4G technology, which is installed over the existing cellular sites. In light of the aforesaid, a re-evaluation of the passive components’ expected useful life was necessary. The expected useful life of the passive components was examined by a periodic depreciation committee and according to engineering expert’s opinion, the Company will continue to use the passive components for the next ten years. Therefore, it has been decided to extend the depreciation period as mentioned above.

The effect of this change on the condensed consolidated interim financial statements, in current and future periods is as follows:

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments (cont’d)

	For the nine month period ended September 30, 2015	For the three month period ended September 30, 2015	For the three month period ending December 31, 2015	Subsequently
	NIS Millions
	(Unaudited)
Decrease (increase) in depreciation expenses	18	9	9	(27)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of September 30, 2015	3.923	222.92
As of September 30, 2014	3.695	223.80
As of December 31, 2014	3.889	223.36

Increase (decrease) during the period:

Nine months ended September 30, 2015	0.87%	(0.20%)
Nine months ended September 30, 2014	6.45%	0.10%
Three months ended September 30, 2015	4.09%	0.30%
Three months ended September 30, 2014	7.48%	0.29%
Year ended December 31, 2014	12.04%	(0.10%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

A new standard not yet adopted

IFRS 15, Revenue from contracts with customers

As described in Note 3R to the annual financial statements, on April 28, 2015, the International Accounting Standards Board ("IASB") has tentatively decided to defer the mandatory effective date of IFRS 15, Revenue from contracts with customers, by one year to January 1, 2018. The effective date of the standard was formally amended on September 11, 2015.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Nine-month period ended September 30, 2015
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,505	629	-	3,134
Inter-segment revenues	42	100	(142)	-

EBITDA*	482	165	-	647

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(328)	(67)	(24)	(419)
Taxes on income	(4)	(26)	6	(24)
Financing income				46
Financing expenses				(175)
Other income				4
Share based payments				(1)

Profit for the period	18	77	(17)	78

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Nine-month period ended September 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	2,758	672	-	3,430
Inter-segment revenues	37	41	(78)	-

EBITDA*	757	243	-	1,000

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(358)	(66)	(38)	(462)
Taxes on income	(68)	(34)	12	(90)
Financing income				86
Financing expenses				(228)
Other expenses				(4)
Share based payments				(3)

Profit for the period	188	146	(35)	299

	Three-month period ended September 30, 2015
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	818	214	-	1,032
Inter-segment revenues	15	24	(39)	-

EBITDA*	182	53	-	235

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(108)	(21)	(9)	(138)
Taxes on income	(3)	(6)	2	(7)
Financing income				21
Financing expenses				(70)
Share based payments				(1)

Profit for the period	22	25	(7)	40

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended September 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	917	225	-	1,142
Inter-segment revenues	13	16	(29)	-

EBITDA*	268	78	-	346

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(118)	(22)	(12)	(152)
Taxes on income	(27)	(11)	5	(33)
Financing income				33
Financing expenses				(84)
Other expenses				(3)
Share based payments				(1)

Profit for the period	69	46	(9)	106

	Year ended December 31, 2014
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,667	903	-	4,570
Inter-segment revenues	50	57	(107)	-

EBITDA*	967	315	-	1,282

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(475)	(85)	(50)	(610)
Taxes on income	(80)	(44)	14	(110)
Financing income				100
Financing expenses				(298)
Other expenses				(7)
Share based payments				(3)

Profit for the year	211	189	(46)	354

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for one-time expenses in the amount of approximately NIS 39 million and NIS 25 million in respect of voluntary retirement plans for employees, which have been recorded in the second quarter of 2014 and second quarter of 2015, respectively. See also Note 9, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures

In February 2015, pursuant to an exchange offer for the exchange of a portion of the Company's Series D and E debentures with new debentures of the Company's Series H and I, respectively, or the Exchange Offer, under the Company's 2014 shelf prospectus and in a private offering, the Company issued approximately NIS 844 million principal amount of new debentures of Series H and approximately NIS 335 million principal amount new debentures of Series I (in exchange with approximately NIS 555 million principal amount of Series D and approximately NIS 272 million principal amount of Series E, respectively).

Described hereunder is the principal amount of the above mentioned debentures:

	Before the exchange	After the exchange
	NIS millions
Series D	1,454	899
Series E	599	327
Series H	106	950
Series I	223	558

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(1)	Financial instruments measured at fair value for disclosure purposes only (cont'd)

	September 30,				December 31,
	2014		2015		2014
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(4,752)	(5,135)	(3,859)	(4,133)	(4,807)	(5,107)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	September 30, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	377	-	-	377
Derivatives	-	3	-	3
Total assets	377	3	-	380
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(28)	-	(28)
Total liabilities	-	(28)	-	(28)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	September 30, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	527	-	-	527
Derivatives	-	4	-	4
Long-term receivables	-	49	-	49
Total assets	527	53	-	580
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(26)	-	(26)
Total liabilities	-	(26)	-	(26)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	520	-	-	520
Derivatives	-	1	-	1
Long-term receivables	-	49	-	49
Total assets	520	50	-	570
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Equity

In June 2015, the Company filed a registration statement with the Securities and Exchange Commission, or the SEC, and the Israeli Securities Authority, or the ISA, in preparation for a possible rights offering that would be expected to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights), or "the Rights Offering".

The execution, timing, terms (including subscription ratio) and amount of such possible Rights Offering have not yet been determined and are subject to further approvals of the Company's Board of Directors, declaration of effectiveness of the registration statement by the SEC, and approvals of the ISA, the Tel Aviv Stock Exchange and the New York Stock Exchange. There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

DIC notified the Company that if the Company executes an equity offering (whether through ordinary shares offering or rights offering or in any other manner), DIC intends to invest in such offering so that DIC's holdings in the Company's share capital does not fall below its current holding, and to make additional investment, if possible, so that DIC's total investment in such offering shall not exceed NIS 100 million.

Note 8 - Share-Based Payments

In June 2015, the Company's Board of Directors annulled its March 2015 decision to grant options to certain non-director officers and senior employees under the Company's 2015 Share Incentive Plan, or the Plan, which had not been granted.

In August 2015, the Company's board of directors resolved to make a certain reduction in the options acceleration events to be granted under the Plan and to grant 2,660,000 options to certain non-director officers (preceded by the Company's compensation committee's resolution to this end) and senior employees, of which 1,740,000 options will be granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of NIS 25.65 per share. Mr. Sztern's grant, which was subject to shareholders approval, was approved by the Company's annual shareholder meeting in October 2015, after the end of the reporting period.

The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. The fair value of share options granted was calculated at an estimated average of US$ 0.9 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.9%, expected weighted average life - 2.3 years and expected volatility - 35.9%.

Note 9 - Other Expenses

In April 2015, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded a one-time expense in an amount of approximately NIS 25 million in the second quarter of 2015 with respect to employees joining this plan (in the second quarter of 2014, the Company recorded a one-time expense in an amount of approximately NIS 39 million in respect of a voluntary retirement plan for employees. For further details, see Note 26 to the annual financial statements).

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments

1.	In January 2015, the Company was awarded additional 1800 3MHz by the Israeli Ministry of Communications, in a 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced), for a period of 10 years, for the sum of NIS 6.5 million per 1MHz.

2.	In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement for the years 2015-2017 is approximately NIS 200 million, before tax, based on the Group's forecasts. In the first quarter of 2015, the Company has recorded a one-time expense in the amount of approximately NIS 30 million in the statements of income in respect of the agreement.

3.	In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, unlinked, as follows:

a.	A loan principal amount of NIS 200 million will be provided to the Company in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

b.	A loan principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures (which were included in Note 17 to the annual financial statements).

4.	In August 2015, the Company entered into a loan agreement with an Israeli bank, or Lender, according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 140 million, unlinked, which will be provided to the Company in December 2016, and will bear an annual fixed interest of 4.9%. The loan's principal amount will be payable in five equal annual payments on June 30 of each of the years 2018 through 2022 (inclusive).

Under the Agreement, the interest rate may be subject to certain adjustments. Until the provision of the loan, the Company is required to pay the Lender a commitment fee and if it doesn't take the loan – certain agreed compensation. The Company may take the loan earlier, in which case the repayment shall be

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments (cont'd)

earlier and can prepay the loan, subject to a prepayment fee. The agreement also includes certain events which if not approved by the Lender allow the Lender to notify the Company of an acceleration of the repayment of the loan.

The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, financial covenants and event of defaults applicable to the Company's series F through I debentures, with certain modifications, including foreclosure, materialization of a pledge, execution actions, receivership and (subject to certain exclusions) sale of assets, in a specified certain lower amount, a failure to operate in a field which is material to the Company's operations and mergers and changes of formation (with more limited exclusions) will trigger an event of default. In case the Company provides stricter financial covenants to another financial institution or debenture holder, those will apply to this agreement as well.

5.	In July 2015, the Israeli Antitrust Commissioner approved the previously reported co-operation agreement regarding maintenance services for passive elements of cell sites, between the Company and Pelephone Communications Ltd., which includes unifying passive elements and streamlining costs through a common contractor. The approval is for a period of ten years and is subject to certain conditions (for further details, see Note 30(6) to the annual financial statements).

6.	In November 2015, after the end of the reporting period, the Company entered an agreement (the “Agreement”) with Golan Telecom Ltd., or Golan, and its shareholders for the purchase of 100% of the shares of Golan, an Israeli cellular operator, for the sum of NIS 1.17 billion ("Purchase Price").

Transaction Details

The main provisions of the Agreement include:

•	In consideration of 100% of Golan's shares, the Company shall pay Golan's shareholders the Purchase Price, subject to certain receivables and payables adjustments and adjustments due to specified material adverse events with respect to Golan that are specified in the Agreement.

•	Up to NIS 400 million out of the Purchase Price shall be paid in the form of a mandatorily convertible 5 year note issued to the sellers by the Company. The note shall be repaid through the issuance of ordinary shares of the Company, with a value equal to the principal amount of the note (the number of shares to be computed based on the Company's average share trading price in the Tel Aviv Stock Exchange shortly after the Closing Date, minus a certain discount). The sellers may request conversion or assign the note at any time after the second anniversary of the Closing Date. Until conversion, the note will entitle its holder to a fixed deferred amount equal to 3.5% of the principal per annum paid semi-annually and other customary adjustments. Upon conversion or maturity, the Company may elect, at its sole discretion, to repay the sellers by the equivalent market value of the shares, rather than issue the shares. Golan's shareholders will receive limited customary registration rights in relation to such shares.

•	The previously reported network sharing agreements between the Company and Golan, which are subject to the approvals of the Israeli Ministry of communications, or MOC, and the Israeli Antitrust Commissioner (for further details, see Note 30(5) to the annual financial statements), which were not granted, are void. According to a previous agreement between the parties, if the said approvals will not have been granted until December 31, 2015, Golan would have been required to pay the Company the difference between the reduced payment it actually paid and the full payment it was required to pay according to the national roaming agreement, for the national roaming services provided and to be provided by the Company to

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments (cont'd)

Golan from July 2014 until December 31, 2015. As part of the Agreement, the parties agreed to postpone the payment date for such difference, which was set to NIS 600 million, until the earlier of the valid termination of the Agreement or the lapse of 12 months from the signing of the Agreement, if no closing is reached by then.

•	Golan shall continue to purchase national roaming services from the Company, until the earlier of the Closing Date or a certain date specified in the Agreement following its termination date and as of January 2016, shall increase its monthly payment to the Company to approximately NIS 21 million. After closing, Cellcom shall no longer receive national roaming revenues from Golan.

•	The Agreement contains generally customary representations, covenants, indemnification arrangements, closing conditions and termination terms. Specific closing conditions include the receipt of the approvals of the Israeli Ministry of Communications and the Antitrust Commissioner, and absence of a material adverse change in Golan's condition, as defined in the Agreement. The Agreement can be terminated by either party if closing does not occur until the lapse of 12 months from the Agreement date.

The Company intends to finance the Purchase Price through a combination of equity and debt. The Company expects that in addition to the said NIS 400 million convertible note, it would issue approximately NIS 200 million of equity (which may include a rights offering - for additional details see Note 7) and will finance the remainder from internal sources and debt raising.

There is no assurance that the Agreement shall be approved by the Israeli regulators, nor as to the execution of such a sale. The Company can provide no assurances as to the impact of this sale of holdings in Golan on the competitive environment in the market.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 61 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, eleven purported class actions have been filed against the Group as follows (three of which were included in Note 31(1) to the annual financial statements): three of these purported class actions are in a total amount of approximately NIS 20 million, six purported class actions, in which the plaintiffs have not specified the amount claimed, with regard to one of them, at this early stage it is not possible to assess the chance of success, a purported class action for NIS 15 billion (see additional details below), and another purported class action ,in which the amount claimed is NIS 1 billion or more, that have been filed against the Group and other defendants (see additional details below), which at this early stage it is not possible to assess the chance of its success.

In addition, an appeal was filed challenging the dismissal of a purported class action against the Group for a total amount of NIS 220 million.

Described hereunder are purported class actions against the Group and against the Group and other defendants together, in which the amount claimed is NIS 1 billion or more:

During the reporting period, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non-monetary damages in connection with allegations that the Company unlawfully violated the privacy of its subscribers.

During the reporting period, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, if the lawsuit is certified as a class action, was estimated by the plaintiff to be NIS 1,000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

During the reporting period, seventeen purported class actions were dismissed as follows: eleven purported class actions for a total sum of approximately NIS 453 million (the dismissal of six of which was reported in Note 31(1) to the annual financial statements), three purported class actions against the Group, in which the amount claimed has not been quantified by the plaintiffs (one of which was reported as dismissed in Note 31(1) to the annual financial statements) and three purported class actions

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

for a total sum of approximately NIS 158 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group (the dismissal of one of which was reported in Note 31(1) to the annual financial statements).

After the end of the reporting period, a purported class action was filed against the Group for a total sum of approximately NIS 267 million. At this early stage it is not possible to assess the chances of its success.

After the end of the reporting period, two purported class actions against the Group for a total sum of approximately NIS 7 million, were dismissed.

After the end of the reporting period, an appeal challenging the decision to dismiss a purported class action with prejudice, for the sum estimated by the plaintiffs to be at least hundreds of millions of NIS, was dismissed with prejudice.

2.	Employees, subcontractors, suppliers, authorities and others claims

During the reporting period, two lawsuits have been filed against the Group for approximately NIS 6 million (one of which was included in Note 31(3) to the annual financial statements).

Note 12 - Regulation and Legislation

In February 2015, as a result of a rights offering effected by IDB Development Corporation Ltd., or IDB (the Company's indirect controlling shareholder), the structure of control in IDB, and consequently in the Company, has changed and will require the Ministry of Communications approval, including due to the Israeli holding requirements included in the Company's licenses. The Company has already submitted a request to the Ministry of Communications to amend the Company's communications licenses, including with regards to the Israeli holdings requirements in the Company as per such licenses and a request with regard to the changes in the holdings in the Group. As of the reporting date, such changes were contested by one of the controlling shareholders and there is a disagreement between the controlling shareholders in relation to the identity of the party that may purchase the holdings of the other party according to a buy-sell deadlock resolution clause ("Buy Me Buy You") that was exercised by one of the controlling shareholders, and the parties are conducting an arbitration between them, including in relation to the "BMBY" mechanism.

In October 2015, after the end of the reporting period, IDB announced that a company controlled by Mr. Eduardo Elsztain purchased all of IDB shares held by C.A.A. Extra Holdings Ltd. that as a result, C.A.A. Extra Holdings Ltd. and Mr. Mordechay Ben-Moshe are no longer controlling shareholders of IDB, and that companies controlled by Mr. Eduardo Elsztain hold now approximately 80.7% of IDB's share capital (up from 61.5%). The Company is discussing with the Ministry of Communications, or MOC, updates to its previous request to the MOC (which has not been granted yet) to approve the changes in the control in the Company, which also includes a request to amend the Company's licenses in relation to the Israeli holding requirement set therein.

Cellcom Israel Ltd. and Subsidiaries

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	November 17, 2015	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary